FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: October 21, 2004	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
October 20, 2004

Sega Drilling Extends Gambo Zone
Results include 38 m grading 2.7 g/t and 13m grading 4.5 g/t

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the latest results from a 20,000m drilling program being carried out on its 100 per cent owned Sega gold project in Burkina Faso, West Africa. The objectives of the current program are to expand resources in the Gambo, Bakou and RZ zones which all lie in a relatively small 2.5 km2 area, and to investigate a new target at Tiba, 6 km to the northeast. The Sega permit is 164 km2 in size and contains a large number of artisanal workings and coincident gold in soil anomalies that have not yet been fully tested.

The latest drilling included 22 holes to infill the existing resource on the Gambo Zone and to test its projected down plunge extension. Results included 38m grading 2.7 g/t in hole GRC186, 13m grading 4.5g/t in hole GRC190 and 21m grading 2.1g/t in hole GRC187 and confirmed that the zone is still open to the south. A further 10 holes were drilled in the recently discovered RZ Zone. Results included 13m grading 4.1 g/t in hole RZC207 and 25m grading 3.0 g/t in hole RZC228. Significant potential still exists to expand the size of the RZ discovery along strike and at depth and through drilling of a number of en echelon structures. 13 holes drilled into the Tiba zone included TBC170 which intersected 8m grading 3.7 g/t and hole TBC171 which intersected 16m grading 4.5 g/t.

Ron Little, President and CEO, stated that “At Sega we are dealing with a very large system with multiple zones of mineralization. All zones still require infill and delineation drilling and are not yet closed off. Priority will be given to the RZ zone which has higher average grades and the greatest expansion potential.” He added that “We have a US $2 million budget and our goal is to aggressively drill Sega over the balance of the year in order to produce a resource calculation early in 2005.”

Summary of Latest Drill Results
(see complete table at www.orezone.com/segatable.html)

Hole	Prospect	From (m)	To (m)	Length (m)	Grade (g/t Au)

TBC160	Tiba	26	40	14	0.8
TBC166	Tiba	0	27	27	0.8
including	Tiba	7	12	5	2.2
TBC169	Tiba	59	61	2	3.1
TBC170	Tiba	16	24	8	3.7
TBC171	Tiba	56	72	16	4.5
GRC175	Gambo	18	23	5	3.1
GRC179	Gambo	23	37	14	0.9
GRC180	Gambo	33	35	2	5.6
GRC182	Gambo	17	31	14	3.0
GRC183	Gambo	13	36	23	1.8
including	Gambo	23	36	13	2.7
GRC184	Gambo	51	76	25	1.3
including	Gambo	51	57	6	2.6
GRC185	Gambo	19	30	11	3.6

GRC186	Gambo	32	70	38	2.7
including	Gambo	32	37	5	6.1
and	Gambo	46	60	14	4.4
GRC187	Gambo	3	24	21	2.1
GRC189	Gambo	23	35	12	2.0
GRC190	Gambo	24	37	13	4.5
GRC191	Gambo	62	70	8	2.3
GRC193	Gambo	26	55	29	1.7
including	Gambo	43	50	7	3.8
RZC197	RZ	11	18	7	2.5
RZC198	RZ	1	32	31	1.5
including	RZ	7	18	11	2.5
RZC203	RZ	54	63	9	1.3
RZC203	RZ	69	80	11	1.5
RZC204	RZ	82	99	17	2.0
RZC205	RZ	34	48	14	1.5
RZC206	RZ	73	88	15	1.1
RZC207	RZ	52	65	13	4.1
RZC207	RZ	77	80	3	4.3
RZC208	RZ	145	151	6	1.8
RZC209	RZ	88	97	9	3.3
RZC216	RZ	76	85	9	1.6
RZC226	RZ	27	38	11	1.3
RZC228	RZ	40	65	25	3.0

Note:  Samples were collected every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory in Tarkwa, Ghana, an internationally recognized laboratory. A minimum of 5% of the samples is for QA/QC, which include duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging Canadian gold producer that has three advanced exploration projects that are moving rapidly toward the feasibility stage. All are located in Burkina Faso, West Africa, a politically stable part of one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President, Corporate Development gbowes@orezone.com

(613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.